FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Banco Santander, S.A.
TABLE OF CONTENTS

Item

1	Material fact dated June 9th, 2010.

MATERIAL FACT
Banco Santander (“Santander”) hereby announces that it has reached agreement with Bank of America to acquire the 24.9% stake held by the latter in Grupo Financiero Santander (“Banco Santander Mexico”) for an amount of 2,500 million dollars. Following this transaction, Santander’s holding in Banco Santander Mexico will amount to 99.9%.
It is estimated that the transaction will have a positive impact of 1.3% on Santander’s earnings per share from year one and a ROI of 15% from year three, based on market consensus estimates of Banco Santander Mexico’s earnings. The estimated impact of the transaction on Santander’s core capital is -31 basis points.
The transaction is subject to regulatory authorisation and is expected to be completed in the third quarter of 2010.
Banco Santander Mexico is the third largest financial institution in Mexico, with a market share of 14.8% in deposits and of 13.0% in loans. In 2003, Bank of America acquired this 24.9% stake from Santander for an amount of 1,600 million dollars.
Boadilla del Monte (Madrid), 9th June 2010

Banco Santander, S.A. — Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER — R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1a. C.I.F. A-39000013

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: June 9th, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President